NEWS RELEASE
August 19, 2011	Release 10-2011

WESTERN COPPER ENTERS INTO ARRANGEMENT AGREEMENT
TO SPIN OUT ASSETS TO SHAREHOLDERS AND ANNOUNCES NAME CHANGE

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN; NYSE Amex:WRN) is pleased to announce that, further to its news release dated June 23, 2011, the Company has entered into an arrangement agreement dated August 18, 2011 (the ”Agreement”) with certain of its wholly-owned subsidiaries including Copper North Mining Corp. (”SpinCo. A”) and NorthIsle Copper and Gold Inc. (”SpinCo. B”), both of which were incorporated for the purposes of the Agreement, to give effect to the spin-out transaction announced on June 23, 2011.

Additionally, as part of the arrangement agreement, the Company will change its name from “Western Copper Corporation” to “Western Copper and Gold Corporation”.

“This spin-out arrangement should work to better define the value of the excellent portfolio of assets we have in Western Copper,” said Dale Corman, Chairman and Chief Executive Officer, “and after the spin-out, with Casino as the sole asset in the Company, we believe that a name change to ‘Western Copper and Gold’ better reflects the significant amount of gold contained in Casino and the high percentage that gold contributes to the project’s revenue.”

The Agreement, a copy of which will be available under Western Copper’s profile on SEDAR, sets out the terms of the statutory plan of arrangement (the "Arrangement") involving Western Copper, its securityholders, SpinCo. A, SpinCo. B and certain of Western Copper’s direct and indirect subsidiaries, which will involve, among other things:

  a series of vertical short form amalgamations involving Western Copper and certain of its subsidiaries, including the vertical short form amalgamation of Western Copper with certain of its subsidiaries to form "Western Amalco";
  changes to the charter documents of Western Copper, including the change of its name to "Western Copper and Gold Corporation";
  the transfer of 100% of Western Copper’s interest in the Carmacks Copper Project located in the Yukon Territory, Canada, as well as the Redstone Project located in the Northwest Territories, Canada to SpinCo. A;
  the transfer of 100% of Western Copper’s interest in the Island Copper Project located on Northern Vancouver Island, British Columbia, Canada to SpinCo. B;
  the transfer from Western Copper of $2 million to SpinCo. A and $2.5 million to SpinCo. B; and
  certain exchanges of securities.

The Arrangement, if completed, will result in shareholders of Western Copper as at the effective date of the Arrangement (the “Effective Date”) being entitled to receive, for each common share of Western Copper (a “Western Copper Share”) held as at such date:

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

(i)	one post-Arrangement common share of Western Copper (a “Western Amalco Share”)

(ii)	0.5 of a common share of SpinCo. A (a “SpinCo. A Share”); and

(iii)	0.5 of a common share of SpinCo. B (a “SpinCo. B Share”).

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the Effective Date will receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant: (i) one Western Amalco Share; (ii) 0.5 of a SpinCo. A Share; and (iii) 0.5 of a SpinCo. B Share, all in lieu of the one Western Copper Share that was issuable upon exercise of such Warrant immediately prior to the Effective Date.

Each of SpinCo. A and SpinCo. B intends to seek a listing of SpinCo. A Shares and SpinCo.B Shares respectively on the TSX Venture Exchange following the completion of the Arrangement.

Western Copper will be seeking shareholder approval of the Arrangement at the upcoming special meeting of shareholders scheduled to be held on or about September 21, 2011, in accordance with the terms of the Agreement and the Business Corporations Act (British Columbia). The Arrangement will also be subject to, among other things, approval of the Toronto Stock Exchange, TSX Venture Exchange and the Supreme Court of British Columbia.

Full details of the proposed spinout transaction will be contained in a notice of meeting, information circular and supporting documents describing the Arrangement, which will be mailed to shareholders and filed on SEDAR in due course.

ABOUT WESTERN COPPER CORPORATION

Western Copper is a Vancouver-based exploration and development company with properties containing significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Casino Project and the Carmacks Copper Project, both located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncoppercorp.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncoppercorp.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the Proposed Arrangement and the expected structure thereof; anticipated shareholder, court and regulatory approvals. All forward-looking statements and information are based on Western Copper's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that shareholder and court approvals to the Proposed Arrangement will be obtained in a timely manner, and that regulatory approvals will be available on acceptable terms. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com